Simpson Thacher & Bartlett llp

425 lexington avenue

new york, ny 10017-3954

 __________________

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

VIA EDGAR

June 3, 2025

Re:	ISQ Open Infrastructure Company LLC Registration Statement on Form 10-12G
Filed April 14, 2025 File No. 000-56735

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ISQ Open Infrastructure Company LLC (the “Company”), we are providing the following supplemental responses to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated May 12, 2025 (the “Comment Letter”) in addition to the Company’s initial responses filed on May 23, 2025. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1, filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2025, to the above-referenced registration statement on Form 10-12G (the “Registration Statement”) originally filed with the Commission on April 14, 2025. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

General

1.	Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Please refer to the Company’s response filed on May 23, 2025.

Securities and Exchange Commission	-2-	June 3, 2025

2.	Please provide your legal analysis regarding whether (i) the Company (together with its consolidated subsidiaries) and (ii) any unconsolidated subsidiaries, including any unconsolidated joint ventures formed between the Company and I Squared Vehicles (each, a “JV”), meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “1940 Act”). In your response, please (i) address each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947), (ii) provide legal and factual support for your analysis of each such factor, and (iii) in addressing the Company’s officers, directors, and employees, describe and discuss their expertise as investment professionals and whether, and to what extent, that expertise will be utilized in their roles with the Company.

The Company has not begun material operations as of the date of this letter. Accordingly, the analysis provided below in response to your comment assumes that the Company is successful in structuring and operating its business in the manner in which it presently intends. We have summarized here the salient features of the organization, structure, and governance intended by the Company.

As disclosed in the Registration Statement, the Company intends to conduct its operations exclusively through Open Infrastructure Company LLC – Series I (“Series I”) and Open Infrastructure Company LLC – Series II (“Series II” and together with Series I, the “Series” or the “Company”) and intends to conduct such operations so that neither Series will be deemed to be an “investment company,” as that term is defined under the Investment Company Act of 1940, as amended (the “Investment Company Act”).1 Section 3(a)(1)2 defines as an “investment company,” in relevant part, any issuer that:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Subjective Test”) . . . or;

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “Objective Test”).3

[1]	For the avoidance of doubt, it is intended that ISQ Open Infrastructure Company LLC (i.e., the series LLC itself) will hold no assets or solicit investment from any investors outside of either Series I or Series II. As such, we do not believe that ISQ Open Infrastructure Company LLC itself will be an “issuer” for purposes of the Investment Company Act, and thus our analysis will focus on Series I and Series II, each of which will be an issuer. We will still refer to the “Company” but such references should be understood as Series I and Series II collectively and not the series LLC standing apart.
[2]	Any references to sections or rules in response to your comments 2-4 are intended as references to those sections and rules under the Investment Company Act, unless otherwise stated.
[3]	For purposes of the Objective Test, Section 3(a)(2) of the Investment Company Act defines “investment securities” to include all securities except (A) securities issued by the U.S. government, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies and (ii) are not relying on the exception from the definition of “investment company” in Section (3)(c)(1) or Section 3(c)(7) of the Investment Company Act (the “Private Fund Exemptions”).

Securities and Exchange Commission	-3-	June 3, 2025

As explained in greater detail below in response to this Comment 2, the Company believes each Series is not an investment company under the Subjective Test. Series I and Series II, propose to be, and hold themselves out as proposing to be, engaged primarily in the business of owning and controlling joint ventures (“JVs”) that in turn acquire, own and control Infrastructure Assets (as defined below), and not in the business of investing, reinvesting, or trading in securities. Accordingly, each Series is not and will not become an “investment company” as defined under the Subjective Test.

Furthermore, as explained in greater detail below in response to Comment 4, the Company intends to manage and monitor its assets so that investment securities comprise less than 40% of the value of the total assets (exclusive of cash and government securities) of each Series on an unconsolidated basis. Accordingly, each Series is not and will not be an “investment company,” as that term is defined under the Objective Test, so long as the Company is able to manage its business in the way it intends.

Finally, as is also explained in greater detail in our response to Comment 3, the Company believes that each Series will not operate as a “special situation investment company,” as that term has been interpreted by the Commission and the Staff.

To enable us to efficiently discuss the Company’s status under the Subjective Test, the Objective Test, and any applicable special situation investment company analysis, we first discuss the Company’s intended objectives and strategy generally:

Business Objectives and Strategy and Company Structure

The Company, when operational, is intended to operate as a conglomerate with the objective of generating attractive risk-adjusted returns consisting of both current income and long-term capital appreciation. The Company’s strategy for achieving that objective is expected to be primarily owning and controlling JVs that in turn acquire, own and control Infrastructure Assets.4 To a lesser extent, the Company will seek to achieve its objective by providing debt financing to specific infrastructure projects through a wholly owned lending subsidiary (the “Lending Subsidiary”) that is expected to rely on the exclusions from the definition of investment company set out in Sections 3(c)(5)(A) and/or (B) and by making certain other strategic acquisitions. The Company expects that it will maintain a portion of its assets in liquid instruments to meet the Company’s needs for cash as they may arise from time to time (the “Liquidity Portfolio”). The Company intends to hire I Squared Capital Registered Advisor LLC (the “Manager”) to assist in implementing its business strategy and objectives.

[4]	The term “Infrastructure Assets” refers, individually and collectively, to any infrastructure-related businesses or assets (including mid-market and opportunistic growth businesses or assets in power & utilities; transportation & logistics; midstream, downstream & LNG; digital infrastructure; environmental infrastructure and social infrastructure) owned directly or indirectly through subsidiaries, by the Company, including as the context requires, portfolio companies, holding companies, special purpose vehicles and other entities through which infrastructure assets or businesses will be held.

Securities and Exchange Commission	-4-	June 3, 2025

The Company’s planned conglomerate structure is similar to several other existing companies that have commenced operations, such as KKR Infrastructure Conglomerate LLC; EQT Infrastructure Company LLC; Apollo Infrastructure Company LLC; Brookfield Infrastructure Partners L.P.; Macquarie Infrastructure Holdings, LLC; Fortress Worldwide Transportation & Infrastructure General Partnership; and Greenbacker Renewable Energy Company LLC, each of which also operate in the infrastructure space. In addition, the Company is structured similar to other conglomerates that own private companies that are not necessarily limited to a particular industry (such as KKR Private Equity Conglomerate LLC; Brookfield Business Partners L.P.; Compass Diversified Holdings, LLC; and CNL Strategic Capital, LLC).

The Company does not believe it will be captured by any definition of an investment company. On a consolidated basis, the Company expects that its interests in its JVs will account for the vast majority of the value of the Company’s total assets (inclusive of cash) in the ordinary course of the Company’s operations. The Company also expects that among its JVs, a substantial majority, and no less than 60% by value, will be JVs where:

(i)	either (A) the JV owns 50% or more of the outstanding voting securities issued by an Infrastructure Asset (and thus the JV can treat such underlying Infrastructure Asset as a majority-owned subsidiary as that term is defined in Section 2(a)(24) of the Investment Company Act) or (B) the JV owns more than 25% of the outstanding voting securities issued by an Infrastructure Asset and the JV holds more voting securities than any other shareholder of the Infrastructure Asset (and thus the JV can treat the Infrastructure Asset as a primarily controlled subsidiary within the meaning of Rule 3a-1 under the Investment Company Act); and

(ii)	the JV’s underlying Infrastructure Asset is not itself an “investment company” or an issuer that would be an “investment company” but for the exemptions under Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

We refer to JVs meeting both (i) and (ii) above as “Control JVs.” On the other hand, we refer to any JVs that do not meet both (i) and (ii) above as “Non-Control JVs.” For example, a JV that owns less than 25% of an Infrastructure Asset’s outstanding voting securities would be referred to as a Non-Control JV, as would any JV that owns an Infrastructure Asset where the Infrastructure Asset itself would be deemed an investment company if not for 3(c)(1) or 3(c)(7), regardless of how much of the outstanding voting securities the JV may own.

Both Control JVs and Non-Control JVs will generally be formed by the Company pooling its capital with the capital of one or more investment vehicles or other arrangements managed and/or operated and/or advised by affiliates of the Manager, which are also seeking to acquire interests in underlying Infrastructure Assets that are compatible with the Company’s business strategy (each such other vehicle, an “I Squared Vehicle”). Importantly, the Company will not be a passive investor in the Control JVs or the Infrastructure Assets owned and controlled by the Control JVs. Generally speaking, the Company, on one hand, and the largest source of other capital participating in a given deal, on the other hand, will each control each JV as co-general partners, with each individually holding all of the rights and responsibilities, and bearing all the risks, that come with being a general partner and an active participant in a joint venture.

Securities and Exchange Commission	-5-	June 3, 2025

The Company believes that its strategy provides a strong opportunity for the Company to have majority ownership and/or primary control over more Infrastructure Assets than it could achieve on its own. Majority ownership and primary control are critically important to allow the Company to exert influence over its Infrastructure Assets to employ successfully its intended control-oriented acquisition approach to building the Company for the benefit of the Company’s shareholders.

Company Structure

The Company’s General Partner Interests in its Control JVs Are Not “Investment Securities”

The Commission and U.S. courts have over an extended period of time taken the position that general partner interests are presumptively not securities unless certain circumstances are present.5 When general partner interests are not securities, it follows that such general partner interests are also not investment securities.6

In SEC v. W. J. Howey Co.,7 the Supreme Court considered under what circumstances a contract constitutes an “investment contract” and therefore a “security.”8 Under the Howey test, an “investment contract” is: (1) a contract, transaction, or scheme whereby a person invests his or her money, (2) in a common enterprise, and (3) on an expectation of profits to be derived solely from the efforts of individuals other than the investor.9

The Company respectfully submits that its general partner interests in the JVs do not satisfy the third prong of the Howey test because the Company will not be investing into Control JVs with the expectation of making a profit solely from the efforts of others. The Fifth Circuit addressed a similar question in Williamson v. Tucker.10

[5]	See, e.g., SEC v. W.J. Howey Co., 328 U.S. 293 (1946); Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981); Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326 (S.D.N.Y. 1999); Great Lakes Chemical Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000); Robinson v. Glynn, 349 F.3D 166 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153 (S.D.N.Y. 2001); Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Colony Realty Partners 1986, L.P., SEC No-Action Letter (Apr. 27, 1988); Oppenheimer Capital L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986); and FCA Realty Fund, SEC No-Action Letter (Nov. 13, 1984).
[6]	Id.
[7]	328 U.S. 293 (1946).
[8]	Id.
[9]	See id.
[10]	Williamson v. Tucker, 645 F.2d 404, 417 (5th Cir. 1981)

Securities and Exchange Commission	-6-	June 3, 2025

In analyzing this question, the Fifth Circuit first concluded that passive investments and general partnerships are generally distinct, given the nature of general partner interests.11 Thus, under the third prong of the Howey test, Williamson explained, “a partnership can be an investment contract [but] only when the partners are so dependent on a particular manager that they cannot replace him or otherwise exercise ultimate control.”12 With this in mind, the Fifth Circuit described three circumstances, any one of which might demonstrate that a particular general partner interest satisfies the Howey test and thus become a security:

“A general partnership or joint venture interest can be designated a security if the investor can establish, for example, that (1) an agreement among the parties leaves so little power in the hands of the partner or venturer that the arrangement in fact distributes power as would a limited partnership; or (2) the partner or venturer is so inexperienced and unknowledgeable in business affairs that he is incapable of intelligently exercising his partnership or venture powers; or (3) the partner or venturer is so dependent on some unique entrepreneurial or managerial ability of the promoter or manager that he cannot replace the manager of the enterprise or otherwise exercise meaningful partnership or venture powers.”13

None of these circumstances apply to the Company. With respect to the first consideration, in Goodwin v. Elkins & Co., the Third Circuit held that certain characteristics of a joint venture agreement, if present, show that a general partner “cannot have invested his capital with the expectation of profits derived solely from the efforts of others, and therefore cannot be the holder of a ‘security.’”14 In this regard, the Company intends and expects that the limited partnership agreement used for each of its JVs (the “Form JV Agreement”) will include provisions that will align with the Third Circuit’s holding as follows:

(1)	The Form JV Agreement will not purport to diminish the rights of Series II’s general partner interests to less than those of other general partners in the same JV. Series II will have the authority to undertake any and all actions on behalf of the JV that the JV itself is authorized to take. Where the Form JV Agreement contemplates two general partners, those two general partners will be in parity, ensuring that there is no circumstance in which Series II would have limited authority in comparison to the other general partner.

(2)	The Form JV Agreement will not absolve the JV of liability for Series II’s acts as one of its general partners.

[11]	Id. at 422.
[12]	Id. at 424 (emphasis added).
[13]	Id. at 424.
[14]	Goodwin v. Elkins & Co., 730 F.2d 99, 104 (3d Cir. 1984).

Securities and Exchange Commission	-7-	June 3, 2025

(3)	The Form JV Agreement will not absolve Series II from liability for the losses of the JV.

(4)	The Form JV Agreement does not allow Series II’s general partner interests in the JVs to be freely transferable unless such transfer is being made to an affiliate.

These characteristics combined therefore show that the Company will “possess a quantum of powers and responsibilities which, as a matter of law, would preclude [its] interest from being considered a security.”15

With respect to the second and third considerations under Williamson, the question is whether the Company would be so dependent on other participants in the JV that the Company is led to expect profits from the JV derived solely from the efforts of others.16 This is highly fact dependent, but the Company does not expect that this will be the case with respect to its JVs. There is nothing to suggest that the Company will be a passive participant in any of the JVs where it will be a general partner while there is ample reason to believe that the Company has the expertise and skills required to be a full and active participant in its JVs.

The Registration Statement details the depth of relevant knowledge and experience in the infrastructure sector that is at the Company’s disposal. As discussed in greater detail below under the “Activities of the Company’s Officers and Directors” analysis, the Company expects to bring that knowledge and experience into each JV of which it is a general partner. The Company will have access to meaningful information regarding the JVs in order to oversee and direct the activities of the JVs. Where the Company has such clear authority to exercise control over the JVs and direct access to all of the information regarding the activities of the JV that it would need to meaningfully exercise that control, the Company cannot reasonably be said to be relying on other venture participants to an extent that would render the Company’s general partner interests into securities.17

Taken together, the foregoing considerations demonstrate that the Company can and will be able to fully exercise its authority and responsibility as a general partner of the JVs. Accordingly, the Company believes that the general partner interests in the JVs that appears on the Company’s consolidated financials do not involve “the expectation of profits solely from the efforts of others.” These interests therefore would not be “securities” under Howey and Williamson, and thus would not be “investment securities” for purposes of the Investment Company Act.

[15]	Goodwin v. Elkins & Co., 730 F.2d 99, 107 (3d Cir. 1984).
[16]	See, e.g., SEC v. Arcturus Corp., 928 F.3d 400, 419 (5th Cir. 2019); Koch v. Hankins, 928 F.2d 1471, 1479 (9th Cir. 1991); Deutsch Energy Co. v. Mazur, 813 F.2d 1567, 1570 (9th Cir. 1987); Youmans v. Simon, 791 F.2d 341, 347 (5th Cir. 1986).
[17]	See SEC v. Sethi, 910 F.3d 198, 205 (5th Cir. 2018).

Securities and Exchange Commission	-8-	June 3, 2025

Although the Company believes that its general partner interests in its JVs are unlikely to be securities, the Company acknowledges that Section 48(a) places inherent limitations on what can be done indirectly.18 For that reason, the Company intends to examine whether any JV, Infrastructure Asset, or any entity in its chain of control between a JV and its Infrastructure Asset, would need to rely on a Private Fund Exemption because such entity fails either the Objective Test due to insufficient control over its subsidiaries or if the entity otherwise would fail the Subjective Test without qualifying for any other exemption. In any instances where that is the case, the Company intends to treat its general partner interest in that JV as securities for purposes of determining the Company’s overall status under the Objective Test. In practical terms, this means that the Company will treat its general partner interests in Non-Control JVs as “securities” for purposes of analyzing whether the Company would be captured as an investment company under the Subjective Test and also will treat its general partner interests in Non-Control JVs as “investment securities” for purposes of analyzing whether the Company would be captured as an investment company under the Objective Test.

Section 3(a)(1)(A) and the Five Factor Tonopah Analysis

The Tonopah Factors Demonstrate that each Series (together with its Consolidated Subsidiaries) is Not an Investment Company Under Section 3(a)(1)(A)

The Company believes that each Series is not an investment company under the Subjective Test because each Series is primarily engaged in a business other than that of investing, reinvesting, or trading in securities. Whether an issuer is engaged primarily in the business of investing, reinvesting, or trading in securities under the Subjective Test is largely is a factual question that depends upon the actual business activities of the issuer, with an emphasis on how a reasonable investor would view the company when considering the totality of relevant factors.19 The five relevant factors for this analysis were first promulgated by the Commission in its decision in Tonopah Mining Co. (the “Tonopah Factors”).20 The Company believes that an analysis of each of the Tonopah Factors demonstrates that each Series will not fall within the definition of an investment company under the Subjective Test. Each of the factors is addressed below:

The issuer’s historical development.

The Company is newly formed and at no point in its brief history has the Company engaged in or held itself out to be engaged in, or proposed to be engaged in, the business of investing, reinvesting, or trading in securities. The Company explicitly states in the Registration Statement that it will “in most cases, control[] and manag[e] Joint Ventures through which [the Company] will hold, directly or indirectly, majority or primarily controlling stakes in Infrastructure Assets and to a lesser extent, Joint Ventures that own influential yet non-controlling stakes in Infrastructure Assets [and] may also provide financing in relation to certain infrastructure projects.”21 The Company has consistently held itself out as proposing to be engaged in the business of owning and controlling JVs that predominately acquire controlling equity stakes in Infrastructure Assets. As discussed above, the Company’s general partner interests in its Control JVs are not securities.

[18]	Section 48(a) states that it “shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this subchapter or any rule, regulation, or order thereunder.”
[19]	See, e.g., SEC v. National Presto Industries, Inc., 486 F.3d 305, 315 (7th Cir. 2007) (“what principally matters is the beliefs the company is likely to induce in investors.”).
[20]	See, In re Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (1947).
[21]	See Registration Statement at p. 2.

Securities and Exchange Commission	-9-	June 3, 2025

On this point, we also note that many real estate investment trusts (“REITs”) and other property-focused real estate investment vehicles are also not captured by the Subjective Test notwithstanding their clear “investment” mandates, because the assets they acquire also are not securities. Many such vehicles are not captured by the definition under Section 3(a)(1)(A) (and, for the avoidance of doubt, do not rely on either Section 3(c)(5)(C) or 3(c)(6)) because their investments in real estate (or joint ventures that acquire real estate) are not investments in securities. Moreover, REITs utilize external management structures similar to the Company’s without such arrangements being deemed to make the issuer an “investment company” under Section 3(a)(1)(A).

Neither the Company’s externalized management structure nor its payments to the Manager based on the Company’s net asset value indicate that the Company is primarily engaged in the business of investing, reinvesting or trading in securities. The Company’s external management structure results entirely from economic factors relating to the most efficient way for the Company to procure the talent for its operations at its current scale. These economic decisions are no more indicative of an issuer that is primarily engaged in investing, reinvesting or trading in securities than structures where management and operations are entirely internal to the business. Indeed, the Company has structured its incentive compensation such that it does not incentivize the quick or active trading of assets for short-term profits. Instead, the “Performance Participation Allocation” payable by the Company is based on total return, which is calculated with reference to changes in the Company’s net asset value attributable to all gains, including unrealized gains, such that there is no incentive (as would be present in an “investment company”) to achieve profit through the disposition of assets. The focus is squarely on growth.

The Company notes that there are other issuers that are clearly operating companies, such as Take-Two Interactive Software, Inc., a leading developer, publisher and marketer of interactive entertainment, that also utilize an external management structure. In return for business, financial and operational services, Take-Two’s manager receives an annual management fee and cash bonus as well as equity awards based on the business’s financial performance.

Accordingly, the Company does not believe that there is anything in the Company’s history that could reasonably lead an investor to believe that either Series is an investment company as that term is used under the Investment Company Act.

The issuer’s public representations concerning its activities.

When analyzing an issuer’s public representations of its activities and policies, the Commission and courts have considered whether an issuer’s statements would cause a reasonable investor to believe the issuer is primarily engaged in the business of investing, reinvesting or trading in securities. In Tonopah itself, the Commission found that investors were led to believe that the issuer’s principal activity was investing in securities where the issuer’s financial reports listed many of its mining operations as inactive, contained statements about outside investments, attached a list of securities owned by the issuer, and stated that the issuer would liquidate securities to invest in other securities and, most importantly, where the issuer’s asset and income composition, as disclosed in its annual report, was overwhelmingly comprised of investment securities.22 Conversely, in Cowles Communications, Inc., the Staff provided no-action relief to a company, notwithstanding that 59.7% of the issuer’s assets consisted of investment securities, where the issuer in its proxy statement specifically disavowed any intent to conduct itself as an investment company and investors were not led to expect that any significant portion of the issuer’s income would be derived from investment securities.23

[22]	Tonopah Mining Co., 26 S.E.C. at 428.
[23]	Cowles Communications, Inc., SEC No-Action Letter (June 14, 1971). See also George W. Helme Company, Investment Company Act Release No. 109 (April 9, 1941) (the Commission found that the issuer was not primarily engaged in investing in securities, notwithstanding that approximately 47% of its assets consisted of investment securities, in part because the issuer always presented itself as being in the snuff manufacturing business and never held itself out as being primarily engaged in investing in securities); Applied Materials, Inc., Investment Company Act Release No. 27064 (Sept. 13, 2005), granted, Applied Materials, Inc., Investment Company Act Release No. 27114 (Oct. 12, 2005) (the Commission found that the issuer was not primarily engaged in investing securities, notwithstanding that 48% of the issuer’s assets consisted of investment securities, where the issuer stated that it had “never represented that it [had been] involved in any business other than developing, manufacturing, marketing and servicing integrated circuit fabrication equipment.”).

Securities and Exchange Commission	-10-	June 3, 2025

The Company is unambiguous in stating its intention is to acquire and exercise a controlling influence over the majority of its portfolio companies through its general partner interests in its Control JVs. As a general partner of its Control JVs, the Company cannot reasonably be understood to suggest that it will be relying on the efforts of others with respect to the underlying operating company. As the Tenth Circuit held, “[a]n investor who has the ability to control the profitability of his or her investment, either by his or her own efforts or by majority vote in group ventures, is not dependent upon the managerial skills of others. The greater the control acquired by [investors], the weaker the justification to characterize their investments as investment contracts.”24

In its public representations and other public statements, including on an enterprise-wide basis and through the activities of its Series and subsidiaries thereof, the Company has and will continue to present itself to its investors as an infrastructure conglomerate, and the Company’s intention in the future is to ensure that its web site, annual reports, and other public statements comport with this reality. In the Registration Statement, the Company describes itself as “primarily seek[ing] to manage joint ventures that will acquire, own and control Infrastructure Assets with the objective of generating attractive risk-adjusted returns consisting of both current income and long-term capital appreciation.”25 Throughout the Registration Statement, the Company explicitly states that it intends to conduct its activities so that it is not an investment company under the Investment Company Act, and the Company holds itself out as being engaged in the non-investment company businesses of managing its JVs, which are in turn in the business of owning and controlling Infrastructure Assets. The Company underscores in many places throughout its disclosure in the Registration Statement that its JVs intend to acquire controlling equity stakes in underlying infrastructure assets with a view towards long-term holdings as a critical element of its business strategy. As discussed below, these representations and other public statements leave no room for the Company to be confused for a special situation investment company.

The Company’s inclusion of explicit disclaimers stating that the Company is not an “investment company” under Section 3(a)(1)(A) or 3(a)(1)(C) and risk factors related to those considerations in the Company’s disclosures cannot be disregarded. The Company is transparent with investors that it does not intend to operate as an “investment company” under the Investment Company Act and that any acquisition of the Company’s shares would not be subject to the Investment Company Act’s protections. While disclosure would not necessarily be dispositive on its own, it certainly cuts against any implication that the Company is “holding itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities.” In this regard, the Cowles letter is instructive. In that matter, the applicant’s disclaimers were effective notwithstanding that the applicant’s assets were primarily composed of securities. Here, the Company’s disclaimers are just as clear and the Company’s assets are not primarily composed of securities.

Similarly, the Company’s stated policy of intending to transact with its shareholders at net asset value also does not indicate that the Company is primarily engaged in the business of investing, reinvesting or trading in securities. The price at which the Company sells and repurchases each Series’ shares does not in any way indicate that the Company’s downstream activities will involve securities. The Company intends to manage its Series’ assets by their net asset value, just as many other non-securities asset classes (such as real estate) are managed by net asset value. As discussed previously, vehicles that focus on acquiring interests in real property are also not captured under Section 3(a)(1)(A) specifically because interests in real estate are not securities. It is common for non-traded REITs and similar vehicles to transact with their shareholders at net asset value. Moreover, investment vehicles that focus on commodities would also not usually be deemed to be investment companies under Section 3(a)(1)(A) while still transacting at net asset value.

In light of the foregoing, the Company believes that shareholders of each Series will reasonably expect the Company’s growth and financial performance to be driven by its growth as a conglomerate of infrastructure-focused JVs and not from investing, reinvesting, or trading in securities.

[24]	Ave. Capital Mgmt. II, L.P. v. Schaden, 843 F.3d 876, 882 (10th Cir. 2016) (emphasis added) (internal citations omitted).
[25]	Registration Statement at p. 1.

Securities and Exchange Commission	-11-	June 3, 2025

The activities of the issuer’s officers and directors, and the extent of their involvement in the management of the issuer.

The Commission and the courts generally have found that the more an issuer’s personnel are involved in and spend their time pursuing the activities of investing, reinvesting, or trading in securities, the more likely that the Company is, or is holding itself out as being, primarily engaged in such activities. Conversely, when an issuer’s personnel spend the significant majority of their efforts focused on activities that do not involve securities, that fact tends to show that the business is not primarily engaged in investing, reinvesting or trading in securities.

As is disclosed in the Registration Statement, the officers and directors of the Company and each Series, as applicable, will focus on operating the business of the Company and the JVs, which activities include, but are not limited to: (1) overseeing, managing and supporting JVs and Infrastructure Assets; (2) directly serving on the governing bodies of JVs; (3) monitoring and managing the Company’s Infrastructure Assets on an ongoing basis; and (4) making significant capital allocation decisions proposed by the Manager. Additionally, some of the Company’s officers may concurrently hold roles as officers and directors of the JVs. As stated on page 1 of the Registration Statement, the Company’s “Principal Committee … is ultimately responsible for making significant capital allocation decisions proposed by the Manager and the appointment of one or more Company officers to the governing bodies of Joint Ventures.”

Each of the Series’ directors and officers are seasoned management and operations professionals with extensive backgrounds related to building value. Walid Chammah is the Chief Executive Officer of the Company and each Series as well as a member of the Principal Committee.26 He previously served in high ranking leadership positions at Morgan Stanley for nearly two decades, including serving on Morgan Stanley’s Management and Operating Committees. The Company expects to benefit from Mr. Chammah’s extensive experience overseeing businesses and operations. Brian Collett is the Chief Investment Officer of the Company and each Series and a member of the Principal Committee. He has a demonstrated track record of building successful teams, scaling businesses, and streamlining operations which provides significant value to the Company. Irina Zilbergleyt is the Chief Operating Officer of the Company and leads the private wealth distribution business at I Squared. Her over two decades of experience in raising capital will provide the Company with the necessary insight to successfully raise capital to deploy into the business. The Company expects that such directors and officers acting on behalf of the Company, will spend the significant majority of their efforts focused on the Control JVs, and those activities do not involve investing, reinvesting or trading in securities.

In support of the Company’s officers and directors, many of the day-to-day business operations of the Company will be implemented by the Manager, pursuant to the Company’s management agreement with the Manager, which is expected to bring to bear its significant expertise in the management of the Company’s JVs and, in turn, the ownership and control of the underlying Infrastructure Assets. Management of the Company’s Liquidity Portfolio is not a significant activity of the Company’s direct employees and officers because that function is delegated to the Manager entirely.

The Company, through its officers and directors of course intends to cause its portfolio companies to grow and increase in value, which is true of any parent company interacting with its subsidiaries.27 The Company will apply a thematic mindset in deal sourcing, which is guided by underlying macro trends targeting high-quality companies with significant and sustainable growth potential.28 The Company also emphasizes strong downside protection when selecting acquisition targets.29 The Company and its JVs will not be seeking to acquire portfolio companies in need of “rehabilitation,” and so virtually no time will be expended on those activities by the Series’ directors or officers.

[26]	Please be advised that the Company has changed the name of the “Executive Committee” to “Principal Committee” to avoid confusion with the Executive Committee of I Squared. Nonetheless the function and composition of this management committee remains the same as previously disclosed in the initial Registration Statement.
[27]	See, e.g., note 43 infra.
[28]	See Registration Statement at p.11.
[29]	Id.

Securities and Exchange Commission	-12-	June 3, 2025

The nature of the issuer’s present assets.

The Commission and the courts generally have found that if an issuer’s assets, especially as reflected in its disclosures and communications with its investors, show that a majority of the assets of the issuer are securities, that tends to support a conclusion that the issuer is, or is holding itself out as being, primarily engaged in the business of investing, reinvesting or trading in securities.

The assets expected to be acquired and owned by Series I and Serries II demonstrate that each are not proposing to be engaged primarily in the business of investing, reinvesting or trading in securities, but rather that they are proposing to become primarily engaged in acquiring, owning and controlling its Control JVs, which in turn own and control their respective Infrastructure Assets.

As disclosed in the Registration Statement, the Company will be composed of two series, Series I and Series II. The Series will have distinct assets and liabilities and will offer different classes of units.

Series I will be a holding company above Series II. It is expected that Series I’s only material assets will be its indirect interests in Series II. Series I will indirectly hold 100% of the outstanding voting securities of Series II while Series II will have economic-only investors other than Series I. Series II in turn is also a holding company that is expected to conduct its operations through additional wholly owned subsidiaries.

The most significant of Series II’s expected subsidiaries will be the subsidiary through which the Company will participate in its JVs (the “Operating Subsidiary”). Series II will own its general partner interests in the JVs the Operating Subsidiary which will be consolidated with each of Series I and Series II.

The Operating Subsidiary, in turn, will eventually wholly own several special purpose vehicles that will hold Series II’s general partner interest in each JV (each of these holding vehicles, a “GP Entity” and collectively, the “GP Entities”). Each new JV that the Company participates in will result in the Operating Subsidiary creating an additional GP Entity.

Each GP Entity’s sole asset will be a general partner interest through which the GP Entity will serve as (i) one of two general partners of the JV or (ii) the sole general partner of the JV.

Securities and Exchange Commission	-13-	June 3, 2025

On a consolidated basis, the assets of the Operating Subsidiary are expected to majority consist of the value of the Operating Subsidiary’s total assets, exclusive of cash and government securities, will consist of general partner interests in Control JVs.

The Company does not expect that the Operating Subsidiary will consolidate its financials with those of its JVs. Notwithstanding the Company’s general partner interests in such JVs, the Company may not represent the majority of capital participating in each JV. Consolidation therefore would provide a skewed perception of the Company’s actual assets and economic interests in each JV. U.S. GAAP guides the Company’s view on this point.

In addition to the Operating Subsidiary, Series II also expects to wholly own a lending subsidiary that will seek to rely on the exclusions from the definition of investment company set out in Sections 3(c)(5)(A) and/or (B). The assets of the Lending Subsidiary will primarily consist of loans originated or acquired by the Lending Subsidiary that were made to finance the purchase of specified merchandise, services, or insurance.

In addition to its interests in the Operating Subsidiary and the Lending Subsidiary, Series II expects to maintain approximately 20% of the value of its total assets in the “Liquidity Portfolio.” The Liquidity Portfolio may consist of (i) non-U.S. sovereign debt, investment grade credit, and other investments including high yield credit, asset backed securities, mortgage backed securities, collateralized loan obligations, leveraged loans and/or debt of companies (collectively, “Short-Term Investments”) and (ii) cash deposits with banks, U.S. Treasury securities, U.S. government agency securities, or certain securities issued by money market mutual funds that comply with Rule 2a-7 under the Investment Company Act (collectively, “Cash and Cash Equivalents”). Series II may hold Cash and Cash Equivalents or Short-Term Investments either directly or indirectly through a wholly owned subsidiary. Any such wholly owned subsidiary would be consolidated with Series II.

In sum, Series I and Series II’s assets, when consolidated with the Operating Subsidiary (and its GP Entities), the Lending Subsidiary, and any other consolidated liquidity-focused subsidiaries will primarily consist of (i.e., more than 55% by value) general partner interests in Control JVs and Cash and Cash Equivalents. As discussed above, the Company does not believe these interests in its Control JVs are securities nor does it believe that any of its Cash and Cash Equivalents are securities (or to the extent they may be securities, that such securities are held without any investment intent).

The Company believes the Series’ intended asset mix clearly demonstrates that each Series will be engaged primarily in the businesses of owning and controlling their JVs, which then focus on the business of owning and controlling Infrastructure Assets. Neither are in the business of investing, reinvesting, or trading in securities.

Securities and Exchange Commission	-14-	June 3, 2025

The sources of the issuer’s present income.

The Commission and the courts historically have found that if a majority of an issuer’s income, as reflected in its disclosures and communications with investors, is derived from buying or selling securities, that tends to support a conclusion that the issuer is, or is holding itself out as being, primarily engaged in the business of investing, reinvesting or trading in securities.

Similar to other holding companies that do not themselves directly engage in an operating business, each Series will be primarily dependent upon the ability of its underlying businesses to generate current income as well as capital appreciation (primarily through non-investment company activities). As stated in the Registration Statement, “We plan to generate revenues primarily from our long-term ownership and operation of Joint Ventures and Infrastructure Assets which may consist of dividend income, interest income, and net realized gains or losses and net change in unrealized appreciation or depreciation of Infrastructure Assets.”30

The Company expects that, once operations commence, the vast majority of the Series’ change in value over time will be derived from its Series’ interests in its Control JVs. The loans originated or acquired by the Lending Subsidiary and the Company’s interests in Non-Control JVs may also contribute to the Company’s income, but it is not expected that those sources will represent the Company’s primary source of income (i.e., more than 50%). The Liquidity Portfolio may contribute some portion of the Series’ income, but it is not expected be material to the increasing value of an investment in either Series in the ordinary course.

These potential sources of income further demonstrate that each Series will be primarily engaged in the businesses of its JVs.

Conclusion on the Company’s Status Under Section 3(a)(1)(A)

The Company respectfully submits that the foregoing analysis demonstrates that each Series is not now and does not propose to become primarily engaged in the business of investing, reinvesting or trading in securities, nor does the Company hold itself out as being primarily engaged in those activities. Accordingly, the Company does not believe either Series is an “investment company” under the Subjective Test.

The Tonopah Factors Demonstrate That the Company’s Unconsolidated Subsidiaries, Including the Control JVs, Will Not Be Investment Companies Under Section 3(a)(1)(A)

The Company expects that most of its unconsolidated subsidiaries—namely the Company’s Control JVs—will also not be deemed investment companies under Section 3(a)(1)(A).

The Company expects that the Control JVs will in the ordinary course acquire a single Infrastructure Asset in one transaction or a series of closely related transactions. Although the holdings of a Control JV may potentially be augmented by some limited number of follow-on transactions, most likely into the same underlying Infrastructure Asset, the Company expects that the holdings of each Control JV generally will be static and not subject to any turnover during the life of the Control JV. Accordingly, the Control JVs will not propose to be “engaged primarily . . . in the business of investing, reinvesting, or trading in securities,” but rather will be engaged in the business of owning and holding interests in a single portfolio company, which is separate and distinct from “investing, reinvesting, or trading in securities.”31

[30]	Id. at p. 100.
[31]	Cf. Section 3(a)(1)(A) with Section 3(a)(1)(C). Section 3(a)(1)(C)‘s scope is broader and encompasses issuers that are “in the business of investing, reinvesting, owning, holding, or trading in securities” whereas 3(a)(1)(A)’s ambit is narrower. See Exception from the Definition of Investment Company for Foreign Banks and Foreign Insurance Companies, Investment Company Act Release No. 18381 at n.29 (“Section [3(a)(1)(A)] defines an investment company as ’any issuer which . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,’ while the section [3(a)(1)(C)] definition includes issuers ‘in the business of investing, reinvesting, owning, holding, or trading in securities.’ Most holding companies fall within the definition of investment company solely by reason of the reference to owning or holding securities in section [3(a)(1)(C)].”).

Securities and Exchange Commission	-15-	June 3, 2025

With this distinction in mind, the Company believes an analysis of its Control JVs under the Tonopah Factors shows that the Control JVs will each not be deemed investment companies under Section 3(a)(1)(A).

Historical Development of the Control JVs

The Company expects that the historical development of each Control JV will generally show that each has been formed and negotiated for the specific purpose of facilitating participation in a particular opportunity that has developed to acquire a majority ownership or primarily controlling interest in an identified Infrastructure Asset.

The Company respectfully submits that its Control JVs are not investment companies under Section 3(a)(1)(A) for the same reasons that special purpose acquisition companies (“SPACs”) are not “investment companies.” SPACs in the ordinary course are vehicles that raise funds publicly to fund a planned acquisition of a controlling stake of a target company. Although SPACs raise funds publicly, whereas the Control JVs will do so privately, the Company does not believe that difference should impact the analysis under 3(a)(1)(A).

In 2022, the Commission proposed Rule 3a-10 under the Investment Company Act, which would have provided a safe harbor from the definitions of an “investment company” under Section 3(a)(1)(A) for SPACs.32 Ultimately, rather than adopting Rule 3a-10, the Commission set forth its views on facts and circumstances that are relevant to whether a SPAC meets the definition of “investment company” under the Investment Company Act.33 The Commission described SPACs and its views on the applicable Investment Company Act status analysis, in relevant part, as follows:

“Typically, a SPAC is organized for the purpose of merging with or acquiring one or more operating companies . . . [and] thereby provides its shareholders with the opportunity to own interests in [an] entity that, in contrast to an investment company, will, as a result of the de-SPAC transaction, either be an operating company, or will, through a primarily controlled company, operate such operating company . . . .

A SPAC may hold, or propose to hold, assets that would weigh heavily in favor of it being an investment company. For example, if a SPAC were to invest in corporate bonds, or not engage in a de-SPAC transaction but instead acquire a minority interest in a company with the intention of being a passive investor. .. . . [such facts would] weigh in favor of a SPAC being considered to be primarily engaged in the business of investing, reinvesting, and trading in securities under section 3(a)(1)(A).[FN]

FN: As stated in the Proposing Release, a SPAC that purchases [control stakes in] multiple companies as part of a single transaction would not be engaging in the types of activities that raise investor protection concerns addressed by the Investment Company Act as it would still be seeking to be primarily engaged in the business of an operating company or companies after the de-SPAC transaction and not be engaged in investment management activities.”34

[32]	See Special Purpose Acquisition Companies, Shell Companies, and Projections, SEC Release 33-11048, (Mar. 30, 2022).
[33]	Id. at 360.
[34]	Id. at 364-90 (emphasis added and footnotes omitted).

Securities and Exchange Commission	-16-	June 3, 2025

The Control JVs operate with the same fundamental purpose as do the typical SPACs described by the Commission: to raise capital to acquire a controlling stake in a target company. The Control JVs are formed and exist to acquire majority ownership or primarily controlling stakes in their underlying Infrastructure Asset. Just as the Commission reasoned with respect to SPACs, the Company believes that each Control JV will, following the completion of the proposed acquisition of the target Infrastructure Asset, “either be an operating company, or will, through a primarily controlled company, operate such operating company . . . .”35

Accordingly, the historical development of the proposed Control JVs indicates that they are not primarily engaged in the business of investing, reinvesting, or trading in securities.

Public Representations Concerning the Activities of the Control JVs

In terms of the public representation, the Company generally does not intend to provide substantial descriptions about its JVs individually, but rather represents its intentions with respect to the class of JVs as a whole. Thus, the public representation factor with respect to the Company’s significant subsidiaries is similar to the discussion above regarding the Company and its public representations of its primary business of acquiring, owning and controlling Infrastructure Assets and employing the active ownership model described throughout the Company’s disclosure. As discussed above, the Company has consistently represented that the Company, including its significant subsidiaries, will be primarily engaged in managing the operation of its portfolio companies through the Control JVs, and has not represented its Control JVs as being engaged in investing, reinvesting or trading in securities.

The Activities of Officers and Directors of the Control JVs

Most of the Company’s Control JVs are expected to be structured as partnerships, and therefore it is anticipated that many Control JVs will not have directors or a board in the traditional corporate sense. Instead, the Company expects that each Control JV will be operated directly by its general partners, and those general partners entities may appoint natural persons empowered to act as officers. The Company expects that, in the ordinary course, one of its wholly owned subsidiaries will always be a general partner in each of the Company’s Control JVs. The Control JVs are expected to then, directly or indirectly, exercise a controlling influence over the acquired Infrastructure Assets through the exercise of the control acquired over the underlying Infrastructure Asset.

As discussed by the Commission in the SPAC releases, these activities in respect of a portfolio company that is a majority-owned subsidiary or primarily controlled subsidiary are not the activities of an “investment company” under the Investment Company Act.36 Moreover, as also discussed above in the context of the Avenue case, when a group of entities acquires a majority ownership interest in a portfolio company, they have not acquired securities because they control the success or failure of the venture after they have acquired it.37

The Nature of the Control JVs’ Assets and Income

It is anticipated that each Control JV will have as its only material asset and source of income its respective majority owning or primarily controlling interest in a single underlying portfolio company. As discussed above in the context of the Avenue case, these ownership interests should arguably not be considered securities in the hands of the Control JV.38

Even if they are considered securities, the Company notes that the one-time acquisition, the potential for additional incremental investments, and the potential for an eventual disposition of the portfolio company are the activities of “owning and holding” securities. These activities do not rise to the level of investing, reinvesting, or trading in securities.

[35]	Id. at 364. The Company acknowledges that the any Non-Control JV would likely be viewed as an investment company under the Subjective Test because those Non-Control JVs would be proposing to acquire a minority interest in an Infrastructure Asset.
[36]	Id. at 365-66 (“For example, we would have serious concerns if a SPAC held its investors’ money in [liquid] securities, but the SPAC’s officers, directors, and employees did not actively seek a [control acquisition] transaction or spent a considerable amount of their time actively managing the SPAC’s portfolio [of liquid securities] for the primary purpose of achieving investment returns. Such activities would affect the analysis as to whether the SPAC was primarily engaged in seeking to complete [control acquisition] transaction and weigh more in favor of the SPAC being primarily engaged in the business of investing, reinvesting, or trading in [liquid] securities such that it would be an investment company under the Investment Company Act.”).

Unlike SPACs, the Control JVs typically do not draw down capital from their participating members until an acquisition is being consummated. The general partners and officers of Control JVs are therefore expected to spend none of their time managing a portfolio of liquid securities, and instead focus all of their energies on the acquisition of an Infrastructure Asset and its subsequent operations.

[37]	Ave. Capital Mgmt. II, L.P., 843 F.3d at 882.
[38]	Id.

Securities and Exchange Commission	-17-	June 3, 2025

Conclusion on the Control JVs’ Status Under Section 3(a)(1)(A)

The Company respectfully submits that the foregoing analysis demonstrates that the Control JVs do not propose to become primarily engaged in the business of investing, reinvesting or trading in securities, nor does the Company hold the Control JVs out as proposing to be primarily engaged in those activities. Accordingly, the Company does not believe the Control JVs would be deemed to be investment companies within the meaning of Section 3(a)(1)(A).

3.	To the extent not addressed in your response to the previous comment, please provide your legal analysis regarding whether the Company is a “special situation investment company.” See generally Investment Company Act Rel. No. 10937, at text accompanying n.19 (Nov. 13, 1979). In your response, please (i) specifically address whether the Company will cause Control JVs to acquire securities primarily for the purpose of making a profit in the sale of their controlled companies’ securities, (ii) describe and discuss whether the Company will, at the time of a Control JV’s acquisition of a portfolio company’s securities, generally expect that the Control JV will at some point in the future sell those securities, and (iii) describe and discuss the anticipated importance of investment and asset management criteria (including, e.g., the Risk Model) to any portfolio company investment and divestment decisions.

We believe that neither Series is a special situation investment company, as that term has been historically used, for the reasons we discuss in detail below.39 As a threshold matter, however, we note that there is considerable uncertainly around the types of entities intended to be captured within the scope of the term “special situation investment company.”40 In particular, we note that because the term originated and has been primarily used in the context of preventing prima facie investment companies from making use of certain exemptions from the definition of an investment company under Section 3(a)(1)(C), it is unclear how much the term “special situation investment company” means in the context of an issuer that does not need to rely on any such exemptions. For example, Section 3(b)(2) and Rule 3a-1 under the Investment Company Act provide exemptions from Section 3(a)(1)(C) for holding companies engaged in a non-investment company business directly or “through” majority-owned or controlled subsidiaries.41 The Commission has explained that special situation investment companies cannot rely on Section 3(b)(2) or Rule 3a-1 because they do not primarily engage in business activities “through” their acquired subsidiaries.42 We are aware of no instances where the Commission or a court has ever found that an issuer was a special situation investment company where that issuer was not also a prima facie investment company at the point of the determination.43

[39]	For purposes of this analysis, we refer to the Company’s strategy and representations which are generally applicable to each Series. As discussed, Series II will directly control the Operating Subsidiary that will hold each Control JV while Series I will indirectly control such Operating Subsidiary, and in turn each Control JV, through its indirect control of Series II. Analysis with respect to the Company’s strategy and representations are therefore applicable to each Series and drive our conclusions with respect to each Series.
[40]	As one current treatise has put it, “[m]ost of the SEC’s pronouncements on ‘special situation companies’ are decades old. Also, it is not entirely unfair to describe those pronouncements as applying an ‘I know it when I see it’ approach to the application of [the special situation investment company test]. How else can one explain the impunity with which modern holding companies constantly evaluate whether to hold or sell particular subsidiaries and redeploy their assets. Moreover, a holding company will not infrequently sell shares of a subsidiary to the public with the expectation that the public market valuation of the subsidiary’s shares will result, indirectly, in an increased valuation of the holding company’s shares. Nonetheless, it is unlikely that a highly diversified corporate conglomerate would be viewed as an investment company even though it might share many of the characteristics described in the SEC’s pronouncements on ‘special situation companies.’” Law Journal Press, Private Equity Funds: Business Structure and Operations § 8.03 Investment Company Act.
[41]	In contrast to Section 3(b)(2) and the exemptive rules that flow from it (such as Rule 3a-1 and Rule 3a-8), Section 3(a)(1) does not include any requirement that a holding company must be engaged in a non-investment company business “through” its subsidiaries. See Certain Prima Facie Investment Companies, Release No. IC-10937 (Nov. 13, 1979) (hereinafter “Rule 3a-1 Proposing Release”) (“It should be noted that [Section 3(a)(1)] does not require [determining whether a parent’s subsidiaries are conducting a similar business to the parent] regarding majority-owned subsidiaries -- apparently inferring that a company actually does business ‘through’ any company of which it is majority-owner.”).
[42]	See Rule 3a-1 Proposing Release at n.28 (“[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a proﬁt in the sale of the controlled company’s securities. In contrast, a holding company generally secures control of other companies primarily for the purpose of engaging in the other companies’ line of business. For a holding company to be excluded by section 3(b)(1) or 3(b)(2) from the [Investment Company Act’s] definition of investment company; it must both control the companies it claims to do business through and actively exercise that control, i.e., it must engage in the non-investment company business "through" the controlled or subsidiary companies.”) (footnote text included).
[43]	See, e.g., Bankers Securities Corp., 15 S.E.C. 695 (1944), aff'd 146 F.2d 88 (3d Cir. 1944), the Commission rejected a 3(b)(2) application on the basis that the applicant was a special situation investment company. The majority of the issuer’s assets consisted of non-majority-owned subsidiaries. As far as we are aware, this is the only time that a 3(b)(2) application was denied because an issuer was deemed to be a special situation investment company, and it is also the only time that the Commission’s denial of a 3(b)(2) order has been appealed to Court of Appeals.

We are aware of only three other issuers that have been identified as special situation investment companies. Each also failed the Objective Test before they were classified as a special situation investment company.

Securities and Exchange Commission	-18-	June 3, 2025

Notwithstanding the uncertainty around the scope of the term special situation investment company described in the forgoing paragraphs, we believe neither Series should be captured by that term as it has been historically used and understood. Below, we address our understanding of the term “special situation investment company” and why we believe each Series would not be captured.

We believe a special situation investment company has historically had the following salient characteristics:

•	A special situation investment company demonstrates a focus on making controlling investments into portfolio companies with temporary depressed valuations (i.e., “special situations”) with the intention of rehabilitating the “special situation” and selling them for profit.[44]

•	A special situation investment company follows a pattern of quickly shifting from one investment to another because once the “special situation” is resolved, greater profits are apparent elsewhere (i.e., where other unresolved “special situations” exist), demonstrating that the acquisition of control was prompted by a desire to resolve the “special situation” for profit on the sale of the controlled company’s securities, rather than control being the primary purpose of the acquisition of the portfolio company.[45]

I.	Each Series does not demonstrate a focus on making controlling investments into portfolio companies with temporary depressed valuations (i.e., “special situations”) with the intention of rehabilitating the “special situation” and selling them for profit.

A significant theme among special situation analysis is a focus on the intention of the investment. Historically, special situation investment companies were tied to notions of investing in distressed companies that could be rehabilitated and then sold for a profit.46 The element of targeting portfolio companies with perceived temporary issues is an important element historically because it informs the “quick” nature of special situations investments.47 The Company has no intention to invest into distressed companies with depressed values in order to rehabilitate their value for profit. There is nothing in the Registration Statement or elsewhere to suggest that would be the case. Rather the Company is in the business of acquiring Infrastructure Assets with an emphasis on long-term value creation.48

[44]	See, e.g., Bankers Sec. Corp. v. SEC, 146 F.2d 88 (3d Cir. 1944) (in an appeal of a Commission order refusing to grant a company an order under Section 3(b)(2), the court agreed with the Commission that the company was a special situation investment company because it was a company primarily engaged in acquiring control of distressed companies, rehabilitating those companies, and selling the rehabilitated companies for a profit); Hearings before a Subcommittee of the Committee on Banking and Currency, United States Senate, 76th Cong., 3d Sess. on S.3580, at 234 (1940) (“Senate Hearings”).
[45]	See, e.g., United Stores Corp., 10 S.E.C. 1145 (1942) (finding that a company that had recently sold cigar stores and now owned majority interests in clothing stores was not a special situation investment company because the company’s “history [did] not disclose a pattern of activities comparable to the typical ‘special situation’ investment company which buys into situations primarily for ‘capital gains,’ makes what it can, and then looks elsewhere to repeat the process.” The Commission’s finding was based on, among other things, the fact that the company did not have a policy of shifting its investments “because greater profits or greener pastures seemed to be apparent elsewhere”); Northeast Capital Corp., 37 S.E.C. 715 (1957) (“[an] investment company interested in special situation transactions [is one] that is [interested in] the acquisition of securities for investment with a view to disposing of them at a profit when their value increases and shifting to another similar investment situation.”)(emphasis added); Great Am. Life Underwriters, Inc., 41 S.E.C. 1, 20 (1960) (“Moreover, there is no evidence or even any contention that applicant’s control was only incidental to a special situation type of investment business engaged in by some investment companies, whose primary business is to invest in special situations from which they can derive capital gains by increasing the value of subsidiary companies, disposing of them at a profit, and then looking elsewhere to repeat the process.”) (emphasis added).
[46]	See note 44, supra.
[47]	See note 45, supra.
[48]	See Registration Statement at pp. 5-6.

Securities and Exchange Commission	-19-	June 3, 2025

There are only a handful of references to “special situation investment companies” in Congressional hearings related to the adoption of the Investment Company Act.49 Both the Atlas Corporation and the Phoenix Securities Corporation, the two issuers that were identified as the “classic examples” of special situation investment companies by David Schenker, a central figure in the creation of the Investment Company Act, were discussed at length in the Study performed by the SEC investigating the need to regulate investment companies.50 It is important to note that the Study specifically excluded all companies that had more than 50% of their assets invested in majority-owned subsidiaries.51 Every issuer described as a special situation investment company in the Study would have been deemed a prima facie investment company under Section 3(a)(1)(C).52 In the context of reviewing the Phoenix Securities Corporation, in particular, the Study delved directly into the term “special situations” and what that concept meant at the time of the Study and the adoption of the Investment Company Act and the focus was clearly on rehabilitating poorly run businesses quickly.53 Similarly, Atlas corporation, was also focused on investing into “situation[s] where correctible but temporarily unfavorable circumstances have made the investment seem attractive and where correction of the situation through reorganization, supplying needed working capital, or other financing of a delayed solution to the problems, will result in ultimate profit.”54

We believe these references to special situation investment companies show that the term originally focused on investments into companies facing difficulties where the investor was hoping to turn around the company “as rapidly as possible.”55 When describing “special situations” most directly in the Study, special situation investment companies were those where the investor was targeting distressed businesses whose value was temporarily depressed so that with corrective action, the investor could achieve short-term gains by exiting and moving on to another special situation.56

The intention to invest into companies with temporarily depressed valuations is absent from the Company’s strategy, which instead focuses on downside risk mitigation—an approach that does not seek to acquire Infrastructure Assets at high risk of distress.57 The Company’s strategy is to primarily form JVs that own and control Infrastructure Assets with strong performance and hold them for the long term with the goal to “scale equity investment over the life of the investment to deploy on a more attractive risk-return as the business matures.”58 The Company has no intention of rehabilitating or restructuring portfolio companies for quick profit by resolving “special situations.” The Company’s focus is value generation through disciplined and principled long-term ownership. The Company’s strategy is incompatible with resolving a “special situation” as rapidly as possible and then quickly profiting from the sale of the portfolio company’s securities.

[49]	See Senate Hearings at 234 (discussing certain issuers that “became what we call special situation companies. They took concentrated positions in companies, reorganized them, worked them out to help them financially.”).
[50]	Id.
[51]	SEC v. Fifth Ave. Coach Lines, Inc., 435 F.2d 510, 515 (2d Cir. 1970) (“In Part One of [the Study], the SEC undertook to classify investment companies-to distinguish between companies owning securities in other corporations and those in the business of investing in other corporations. The first group of companies includes those with holdings primarily in wholly owned or non-wholly owned subsidiaries (defined as companies owned 50% or more). The business of such companies may be considered to be the same as that of their subsidiaries, and the SEC excluded such companies from the scope of its study. On the other hand, companies with investments primarily in diversified securities or corporations in which they have working control (defined as ownership of 10% to 50% of the outstanding voting power) were found to be part of the industry needing regulation.”).
[52]	Id.
[53]	SEC, Report on the Study of Investment Trusts and Investment Companies, Part Three, H.R. Doc. No. 707, 75th Cong., 3d Sess. (1942). See pp. 316-318.
[54]	Atlas Corporation, 41 S.E.C. 144, 146 (1962).
[55]	See, e.g., id.; Bankers Securities Corp., supra at note 43, and Senate Hearings, supra at note 44.
[56]	See note 53, supra. See also Atlas Corp., 13 S.E.C. 421 (1943) (“[Atlas] states that its general policy has been to invest in so-called ‘special situation’ companies which may seem unattractive but are basically and economically sound, to the end that an ultimate profit may be realized.”).
[57]	The concept of temporarily depressed or in distress equates to what Atlas described as “where correctible but temporarily unfavorable circumstances have made the investment seem attractive and where correction of the situation through reorganization, supplying needed working capital, or other financing of a delayed solution to the problems, will result in ultimate profit.” Atlas Corp., 41 S.E.C. at 146.
[58]	Registration Statement at p.8; see also note 48, supra.

Securities and Exchange Commission	-20-	June 3, 2025

II.	The Company does not propose to follow a pattern of quickly shifting between “special situation” investments in the pursuit of quick profits and the Company’s intentions do not demonstrate that it will acquire control of portfolio companies in order to resolve “special situations” for profit on the sale of the controlled company’s securities.

As discussed in reference to many of the precedential matters outlined above, the Commission has historically considered whether an issuer had a policy of frequently shifting investments to chase other profit opportunities.59 A special situation investment company generally does not acquire a business with the intention of engaging in that subsidiaries’ line of business,60 but instead invests to obtain profit by resolving a “special situation” and then moving on as quickly as possible.61

The Company has no intention of frequently switching from one portfolio company to another; long-term growth and development of each underlying portfolio company is the Company’s stated plan.62 The Staff has previously provided no-action relief to applicants who have represented that they would hold acquired portfolio companies for at least two years before selling.”63 The Company believes it compares favorably to the applicant in these letters. Similar to the no-action applicants, the Company’s stated intention is to focus on private companies or privately held assets as potential Infrastructure Assets, and to hold those Infrastructure Assets for approximately 7 to 10 years on average.64 Moreover, the Company will exercise control over its Infrastructure Assets through active management through seats on boards as part of a continuing relationship.65

(i) specifically address whether the Company will cause Control JVs to acquire securities primarily for the purpose of making a profit in the sale of their controlled companies’ securities,

As discussed above, we believe the Company does not meet the characteristics of a typical special situation investment company. Moreover, the Company will not cause its Control JVs to acquire interests in Infrastructure Assets primarily for the purpose of making a profit in the sale of their controlled companies’ interests.

[59]	See, e.g., United Stores Corporation, 10 S.E.C. 1145 (1942); Northeast Capital Corp., 37 S.E.C. 715 (1957) (“[an] investment company interested in special situation transactions [is one] that is [interested in] the acquisition of securities for investment with a view to disposing of them at a profit when their value increases and shifting to another similar investment situation.”).
[60]	See Rule 3a-1 Proposing Release (“In contrast [to a special situation investment company], a holding company generally secures control of other companies primarily for the purpose of engaging in the other companies’ line of business.”).
[61]	Id. See also, Edmund H. Kerr, The Inadvertent Investment Company: Section 3(a)(3) of the Investment Company Act, 12 STAN. L. REV. 29, 47 (December 1959) (“Special situation companies invest in a company and obtain control of it, not to engage in the company's line of business, but to rehabilitate it with management reforms in order to enhance the selling value of the holdings.”) (citations omitted).
[62]	See note 48, supra.
[63]	See Entrepreneurial Assistance Group, Inc., SEC No-Action Letter (Dec. 5, 1974); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986).
[64]	See generally the Registration Statement.
[65]	Id.

Securities and Exchange Commission	-21-	June 3, 2025

In particular, the relative illiquidity of stakes in privately held Infrastructure Assets relative to those of publicly listed or widely held corporations is a meaningful distinction between the Company’s intended strategy and the typical special situation investment company. Courts have long held that the liquid nature of investments made by investment companies is a principal motivating concern behind the enactment of the Investment Company Act.66 Special situation investment companies frequently focus on publicly traded companies because markets provide a ready source of capital for liquidating their controlled holdings quickly. Neither the Company’s intended large, illiquid stakes in its Control JVs, nor the Control JVs’ large, illiquid stakes in their underlying portfolio companies, pose these same concerns.67

If Company’s primary purpose in causing its Control JVs to acquire Infrastructure Assets was to sell said Infrastructure Assets, then the only measure of the Company’s success would be realized gains. That is not the case. The Company is a holding company that seeks to grow and develop the value of its Controlled JVs and their underlying Infrastructure Assets. As we discuss in greater detail below, the Company does not need to exit its Infrastructure Assets in order to satisfy its objective, and the Company’s Manager is compensated based on unrealized gains. The Company is structured to favor long-term, steady management as opposed to rapid rehabilitation and quick exits.

The Control JVs will have managerial oversight over the businesses of the underlying Infrastructure Assets whether it be via providing input on the day-to-day activities of the portfolio companies or in some instances exercising controlling influence over the strategic directions of the Infrastructure Assets at a higher level. In each case, the Company, through its Control JVs, will be seeking to manage the businesses of the underlying Infrastructure Assets in such a way to aid in the “development and expansion” of the Control JVs.68 The Company is fundamentally not in the special situations business.

For the forgoing reasons, we believe that the Company is not a special situation investment company. Our position is not based on any single fact, whether it be length of holding period, the illiquid nature of the holdings, the lack of a shifting pattern of investments, or the lack of a focus on “special situations.” Similarly, our position is not based on any single no-action letter or any single precedent. Our analysis is based on a comprehensive, holistic review of the development of the concept over several decades as summarized herein.

[66]	Aldred Inv. Tr. v. SEC, 151 F.2d 254, 260 (1st Cir. 1945), cert. denied, 326 U.S., 795 (“An investment company is essentially a liquid aggregation of capital consisting of public savings turned over to the company for investment in productive enterprise. It normally invests for the yield as distinguished from the control of productive enterprise, and along such lines it is to be distinguished from the holding company. The shareholder has two inducements to invest in investment company securities: (1) Thereby he can obtain a diversification of investment not otherwise available; and (2) thereby he may expect to obtain a more expert management of his savings that he could otherwise command. By reason of its essential character of liquidity the investment company is peculiarly subject to abuse.”) (citations omitted) (emphasis added).
[67]	Id. See also Fifth Ave., 435 F.2d at 515 (“the problems of the [investment company] industry flow from the very nature of the assets of investment companies. Because those assets are usually liquid and readily negotiable, control of the companies’ large funds of cash and securities [offer] many opportunities for exploitation by unscrupulous management.”) (citations omitted). See also American Manufacturing Co., Inc., 41 S.E.C. 415, 420 (1963) (“The evils which prompted its enactment were those arising mainly from the actual or potential misuse of assets which are in a relatively liquid, mobile and readily negotiable form. Section 3 represents the statutory solution to the novel and difficult problem of defining and delimiting the areas of business activity where the potential for such abuse made necessary the particular protections afforded by the provisions of the [Investment Company Act]. A company’s direct business operations and those of its majority-owned subsidiaries represent the more substantial type of business commitment which is prima facie outside the concern of the [Investment Company Act]. On the other hand, a control relationship established through ownership of a minority interest in other companies involves a more tenuous business engagement likely to present a greater potential for the abuses which the [Investment Company Act] was designed to mitigate.”) (citations omitted).
[68]	Amoskeag Company, 1972 SEC LEXIS 1402, at **4-5 (Oct. 6, 1972).

Securities and Exchange Commission	-22-	June 3, 2025

(ii) describe and discuss whether the Company will, at the time of a Control JV’s acquisition of a portfolio company’s securities, generally expect that the Control JV will at some point in the future sell those securities

The Company cannot predict the scale of the Company long term. The amount of capital the Company can raise from investors will directly inform how many Control JVs the Company may have at any time. If the Company is successful at raising capital, it may have more opportunities to participate in Control JVs provided that the Company is able to identify desirable portfolio companies the Company deems suitable to hold over a long-term horizon.69

The Company will evaluate opportunities to exit its portfolio companies situationally, as such opportunities may arise, but the Company will nevertheless do so under in furtherance of the Company’s objective of long-term capital appreciation as well as current income. Moreover, while the Company’s objective is achieving long-term capital appreciation as well as current income, the Company’s business plan does not include a termination date, a wind down or any other planned return of capital to the Company’s investors other than through the share repurchase program. The Company is intended to be a perpetual continually growing conglomerate and is not term limited, which is a notable distinction from how many private equity funds are structured. The Company does not need to realize exits or crystalize gains to pay back its investors or otherwise achieve its objective. Both unrealized and realized gains alike will further the Company’s objective. As does generating current income by owning and holding well performing assets.

It is possible that the Company may hold certain Infrastructure Assets indefinitely. There is no formulaic answer to explain how long the Company may hold its Infrastructure Assets. The Company will evaluate its options situationally and will make the decision that best helps it further its objectives of long-term capital appreciation and generating current income.

Moreover, the Company’s investors will transact with the Company based on a NAV that reflects unrealized capital gains70 and the Company’s Manager is compensated based on unrealized gains.71 These are clear indicators that the Company’s directors, officers and employees are not spending their time primarily focused on selling portfolio companies because it is clear that the Company does not need to sell its portfolio companies to achieve its objectives or for the Manager to earn its compensation. The Company’s business does not involve rehabilitating portfolio companies “as rapidly as possible” as a special situation investment company would attempt to do in order to realize short-term gains.

(iii) describe and discuss the anticipated importance of investment and asset management criteria (including, e.g., the Risk Model) to any portfolio company investment and divestment decisions

As described in the Registration Statement, the Company is targeting Infrastructure Assets including those with a “stable and well-defined regulation and policy framework; high barriers to entry with low price elasticity; well defined operational structure with attractive upside; insulation from the business cycle with low income elasticity; long duration assets, typically ten years or more; stable cashflows that grow with inflation; positive long-term variables such as demographics that provide downside mitigation; moderate leverage; control or protective governance rights; attractive pricing upon entry; relatively high liquidity; and limited exposure to risks arising from climate change.”72 By contrast, the archetypical special situation investment company acquires shares of publicly traded operating companies with an eye, or near immediate eye, towards the resale of such shares for quick profit. The Company’s long-term, operational-oriented acquisition strategy for growth is incompatible with quick exits and demonstrates why both Series should not be viewed as special situation investment companies.

The Manager employs the Risk Model as a key component of its assessment of suitable acquisition opportunities for the Company which aligns with the Company’s “focus on driving operational improvement, capital structure enhancements and long-term value creation.”73 The Manager also leverages I Squared’s mid-market strategy and investment platforms that “requires a long-term, patient approach and active operational and management involvement compared to a more seemingly passive approach associated with large core infrastructure assets, or strategies that focus on market momentum.”74 Moreover, the Manager implements the Lifecycle Asset Management approach whereby I Squared’s Senior Policy Advisors provide regular monitoring and insights to “improve and optimize asset performance and mitigate sector-associated risks” which further evidences the Company’s strategy to devote significant resources to monitoring its holdings over a long horizon.

[69]	We note that none of the applicants in Zlotnick, EAG #2, ICG, or idealab! (discussed below) made any similar representation about their future growth plans.
[70]	See, e.g., Registration Statement at pp. 23-25 discussing the share redemption program.
[71]	See, e.g., Registration Statement at p. 17.
[72]	See Registration Statement at p. 21.
[73]	Id. at p.5.
[74]	See id. at p.8.

Securities and Exchange Commission	-23-	June 3, 2025

The Manager’s emphasis on combining value creation, downside risk mitigation and climate risk management also demonstrates that the Company is not focused on realizing short-term gains or acquiring control for the primary purpose of reselling. The Company relies on this patient ownership and control approach in order to drive value creation for its portfolio companies. The Manager also will seek to recommend acquisitions of assets for the Company with “long-term capital gain potential driven by positive underlying fundamentals.”75 Its consideration of climate risk also demonstrates the Company’s adherence to achieving “long-term targets” with respect to its underlying holdings.76

For the foregoing reasons, the Company believes the criteria across its risk and asset management practices in acquiring and holding assets provide further indicia to support the position that neither Series is a “special situation investment company.”

4.	Please provide your legal analysis regarding whether the Company and each of its subsidiaries, including each JV, meet the definition of an “investment company” under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerators and denominators. Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

The Company has not begun material operations as of the date of this letter. The Company had $0 of investment securities as of the end of the last quarter and thus would not be deemed an “investment company” under the Objective Test.

We have provided below a prospective analysis that details how the Company envisions it will test its compliance with the Objective Test if the Company is able to successfully structure and operate its business in the manner in which it presently intends.

Because the Objective Test is applied on an unconsolidated basis, in order to determine whether the Company falls within that definition of an “investment company”, it is necessary to perform an entity-by-entity, bottom-to-top analysis of the Company’s intended conglomerate of JVs structure to identify which of the Company’s total assets are “investment securities.”

Infrastructure Assets:

At the bottom level, the Company will examine each potential Infrastructure Asset carefully when deciding whether the Infrastructure Asset would make a suitable target for acquisition. Most potential Infrastructure Assets are operating companies that themselves would not be deemed investment companies under Section 3(a)(1)(C). Still, given that an investment company would not be an appropriate target for the Company’s strategy, the Company’s due diligence process will involve a review of the Infrastructure Asset’s balance sheet to confirm on a case-by-case basis that each Infrastructure Asset is in fact not an “investment company” under the Objective Test or the Subjective Test or that the Infrastructure Asset can rely on an exemption from the definition of an “investment company” other than the Private Fund Exemptions. It is not expected that any of the Company’s Infrastructure Assets will need to rely on an exemption, as most will be operating companies with significant hard assets that would not be expected to have significant investment securities among their assets.

Above each Infrastructure Asset, the Company expects that there may be intermediary holding entities that sit between the Infrastructure Asset and the JV that acquires it. The number and purpose of these intermediary entities vary from deal to deal, but they are frequently used to facilitate borrowing, limitation of liability, or other structuring purposes, including planning for or realizing tax efficiencies. Depending on the deal, there may be other investors, unaffiliated with the Company, who hold some level of investment in the Infrastructure Asset alongside the Company’s JV in these intermediary entities. Examples of these third parties could include senior management of the target Infrastructure Asset that will continue to hold some amount of equity post-acquisition.

In analyzing the status of each intermediary holding company under Section 3(a)(1)(C), the Company analyzes what percentage of its subsidiary’s outstanding voting securities is owned by each intermediary holding company.

[75]	Id. at p.11.
[76]	Id. at p.10.

Securities and Exchange Commission	-24-	June 3, 2025

The JVs

The point at which the Company’s capital is first mixed with capital from other investors (other I Squared Vehicles or otherwise) is the JV that acquires an interest in the respective Infrastructure Asset. It is at that level that the Company exercises its control relative to other participants in a JV.

As described above, the Company buckets its JVs as either Control JVs or Non-Control JVs. The Company expects that its general partner interests in Control JVs will not involve “the expectation of profits solely from the efforts of others,” and these interests therefore will not be “securities” under Howey and Williamson, and thus are not “investment securities” for purposes of the Objective Test.77

With respect any Non-Control JV, because the Non-Control JV will not acquire either a majority ownership or primarily controlling interest in the portfolio company, the securities of the portfolio company held by the Non-Control JV will be deemed investment securities under Section 3(a)(1)(C) or securities under Rule 3a-1. Accordingly, the Non-Control JVs will be deemed investment companies under Section 3(a)(1)(C), and therefore would need to rely on one of the Private Fund Exemptions.

GP Entities

Above each JV will be a deal-specific GP Entity that holds the general partner interests in that JV.

As discussed above, the Company believes that the general partner interests in respect of Control JVs will not be securities, pursuant to Howey and Williamson, and therefore they would also not be deemed investment securities under Section 3(a)(2). As a result, a GP Entity whose only asset is a general partner interest in a Control JV will not be an “investment company” under Section 3(a)(1)(C) because its sole material asset will be interests that are not securities.

The Operating Subsidiary:

The Company will establish the Operating Subsidiary to hold all of the Company’s interests in its various GP Entities. The Operating Subsidiary may also from time to time hold Cash and Cash Equivalents that have been contributed down by the Company or distributed up from a JV.

The Company intends to manage the holdings of the Operating Subsidiary such that its Control JVs always account for more than 60% of the value of the total assets of the Operating Subsidiary, exclusive of Cash and Cash Equivalents. Accordingly, the Company intends to test the status of the Operating Subsidiary in accordance with the following formula:

[77]	Even if a fact finder were to determine that Series II’s general partner interests in the Company’s Control JVs are in fact “securities,” a conclusion with which the Company respectfully disagrees, the Company believes its general partner interests would be “voting securities” within the meaning of Section 2(a)(42) of the Investment Company Act, and therefore the Company would be able to treat each Control JV as a majority-owned subsidiary within the meaning of Section 2(a)(24) given that Series II will own exactly 50% of the Control JV’s outstanding voting securities. Section 2(a)(42) defines a “voting security” as any security presently entitling the owner or holder thereof to vote for the election of directors of a company; and Section 2(a)(12) defines the term “director” to mean any director of a corporation or any person performing similar functions with respect to any organization. The Commission and the Staff have taken the view that a general partner of a limited partnership usually performs a “similar function” with respect to the partnership as a director performs for a corporation and that the general partner, therefore, usually is a director of the limited partnership. In those circumstances, a general partner interest also may be deemed to be a voting security if the general partner has the right to vote for the election or removal of “directors” (i.e., general partners) of the partnership, or if the general partner possesses the de facto ability to determine or influence the determination of the identity of the partnership’s directors (i.e., general partners) by virtue of its own general partner interest. As one of two general partners of each Control JV, the Company (through Series II) would own exactly 50% of the outstanding voting securities of the Control JV, and therefore would be able to treat each Control JV as a majority-owned subsidiary within the meaning of Section 2(a)(24).

Securities and Exchange Commission	-25-	June 3, 2025

The Lending Subsidiary

The Company will also form a Lending Subsidiary that will be primarily engaged in making or acquiring loans that are made to finance the purchase of merchandise, services or insurance relating to specific infrastructure projects under development. The Company will analyze each loan to test whether it would be a qualifying asset under Section 3(c)(5)(A) and/or (B). The Staff has indicated that the single most important factor in determining whether an issuer may rely on Section 3(c)(5)(A) and/or Section 3(c)(5)(B) is the strength of the connection between the obligations held by the issuer and the specific merchandise, insurance, services purchased and sold.78

In that vein, the Staff has taken the position that loans related to a broad array of merchandise, insurance and services relevant to the Lending Subsidiary’s intended focus are within the scope of Section 3(c)(5)(A) and/or (B), including (i) loans and notes evidencing loans to project companies or managing members of project companies for generating, transmitting, and distributing energy and related services,79 (ii) loans to finance the purchase of electric generating transmission, and distribution facilities, equipment, and machinery,80 and (iii) loans to finance public works projects.81

Accordingly, the Company expects that at least 55% of the assets of such Lending Subsidiary (and usually significantly more) will consist of loans and notes evidencing loans in which the use of proceeds is specifically tied to the financing of infrastructure projects, including, but not limited to, (i) the generation, transmission/distribution and storage of electricity, (ii) the development of data centers for the provision of digital services, and (iii) the development of power generation, energy efficiency, and other infrastructure-related services.

Accordingly, the Company intends to test the status of the Operating Subsidiary in accordance with the following formula:

Series II

Series II’s assets will consist of (i) 100% of the outstanding voting securities of the Operating Subsidiary, (ii) 100% of the outstanding voting securities of the Lending Subsidiary, (iii) Short-Term Investments, and (iv) Cash and Cash Equivalents. Certain Short-Term Investments and Cash and Cash Equivalents may be held directly or indirectly through another wholly owned subsidiary. The Operating Subsidiary and the Lending Subsidiary are majority-owned subsidiaries of Series II. Because neither the Operating Subsidiary or the Lending Subsidiary will be an investment company or rely on the Private Fund Exemptions, Series II’s interests in the Operating Subsidiary and the Lending Subsidiary are not investment securities. Series II’s interests in any wholly owned subsidiary that owns Short-Term Investments will be treated as investment securities.

[78]	See New England Educ. Loan Mktg. Corp., SEC Staff No-Action Letter (May 22, 1998) (“Nellie Mae”), which makes clear that to fall within the exemptions provided by Section 3(c)(5)(A) and Section 3(c)(5)(B), it is the direct nexus between a note or other obligation and the sale of specific merchandise, insurance, or services that is required.
[79]	See Hannon Armstrong Sustainable Infrastructure Capital, Inc., SEC Staff No-Action Letter (Sept. 29. 2016).
[80]	See Colorado-Ute Fin. Serv. Corp., SEC Staff No-Action Letter (May 5, 1986).
[81]	See, e.g., Municipality Fin. Ltd., SEC Staff No-Action Letter (Apr. 28, 1994); Banco Nacional de Obras y Servicios Publicos, S.A., SEC Staff No-Action Letter (Nov. 24, 1977).

Securities and Exchange Commission	-26-	June 3, 2025

Series II’s Short-Term Investments that are held directly will also be treated as investment securities. Series II’s Cash and Cash Equivalents will be excluded from the calculations. The unconsolidated nature of the Objective Test82 means that the value of Series II’s entire equity investment in the Operating Subsidiary and the Lending Subsidiary will not constitute investment securities, and the Company will not “look through” those entities and treat a portion of their value as investment securities.

The Company intends to test the status of Series II in accordance with the following formula:

The Cayman Blocker

The Cayman Blocker’s assets will consist entirely of (i) economic-only interests in Series II, (ii) 100% of the outstanding voting securities of Series II, and (iii) Cash and Cash Equivalents. Accordingly, Series II is a majority-owned subsidiary of the Cayman Blocker. Because Series II will not be an investment company or rely on the Private Fund Exemptions, all of the Cayman Blocker’s interests in Series II, both economic and voting, will not be investment securities.

Any Cash and Cash Equivalents will be treated as neutral and excluded from the test.

The Company intends to test the status of the Cayman Blocker in accordance with the following formula:

Series I

Series I’s assets will consist entirely of (i) economic-only interests in the Cayman Blocker, (ii) 100% of the outstanding voting securities of the Cayman Blocker, (iii) Cash and Cash Equivalents and (iv) Short-Term Investments. Accordingly, the Cayman Blocker is a majority-owned subsidiary of Series I. Because the Cayman Blocker will not be an investment company or rely on the Private Fund Exclusions, Series I’s interests in the Cayman Blocker will not be investment securities.

Any of Series I’s Short-Term Investments will be treated as investment securities. Series I’s Cash and Cash Equivalents will be excluded from the calculations.

The Company intends to test the status of Series I in accordance with the following formula:

Based on the foregoing, the Company believes that each Series will not be deemed an investment company under the Objective Test so long as each Series is able to successfully manage its assets in accordance with the above outline.

[82]	The Series do not intend to rely on Rule 3a-1 at the Series level.

Securities and Exchange Commission	-27-	June 3, 2025

Business

5.	Please expand your business section to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.

Please refer to the Company’s response filed on May 23, 2025.

Organizational Chart of ISQ Open Infrastructure Company LLC

6.	Please explain further what is meant by “quality credits” and “bespoke infrastructure credits.” Please also describe the referenced weighted average credit profile and what a profile of BB/B represents.

Please refer to the Company’s response filed on May 23, 2025.

7.	Please see response in the Company’s response filed on May 23, 2025. We note your organizational chart. Please describe the Cayman Blocker and its purpose within your organizational structure.

Please refer to the Company’s response filed on May 23, 2025.

8.	Please see response in the Company’s response filed on May 23, 2025. Please revise the organizational chart to identify ISQ Open Infrastructure Company LLC - Series I’s and ISQ Open Infrastructure Company LLC - Series II’s percentage of economic and voting interests by class of shares.

Please refer to the Company’s response filed on May 23, 2025.

9.	We note you are managed by the Manager, a wholly owned subsidiary of I Squared, and that you were created by I Squared. Please include in the organizational chart I Squared and the Manager, or clarify those entities’ relationship to the registrant in disclosure accompanying the chart.

Please refer to the Company’s response filed on May 23, 2025.

The Manager

10.	Please revise your disclosure to provide additional information regarding the Manager’s background, including its key personnel and any previous roles in managing funds, including any sector specific experience.

Please refer to the Company’s response filed on May 23, 2025.

Leverage

11.	Please clarify whether there are any specific actual limitations on your disclosed leverage ratios. In this regard, we note your disclosure that “[o]ther than borrowings incurred solely to provide interim financing prior to the receipt of capital....[you] do not intend to incur cash borrowings if such borrowings would cause the aggregate amount of recourse indebtedness for borrowed money incurred by the Company to exceed 30% of the Company’s total assets...” and your disclosure that during the initial ramp-up period, your leverage may exceed your target, and that you may exceed a leverage ratio of 30% at other times, particularly during a market downturn or in connection with a large acquisition. Please also clarify if you currently have any revolving credit facilities or a line of credit with I Squared for such purposes.

Please refer to the Company’s response filed on May 23, 2025.

Securities and Exchange Commission	-28-	June 3, 2025

12.	Please see response in the Company’s response filed on May 23, 2025. Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.

Please refer to the Company’s response filed on May 23, 2025.

13.	We note disclosure indicating that under the repurchase program you will use the average aggregate NAV attributable to shareholders as of the end of the immediately preceding calendar quarter. We also note that it appears that the transactional NAV per unit may change materially from the date a repurchase window is opened to the date on which the NAV per share applicable to such repurchase is published. Please revise to describe the extent to which investors will be able to revoke requests in the event of material changes to NAV after the date of the initial request.

Please refer to the Company’s response filed on May 23, 2025.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 106

14.	We note your disclosure that as of the date of this filing, there are no outstanding shares in the Company. If and when shares are issued, please update this section to provide the beneficial ownership table contemplated by Item 403 of Regulation S-K. Refer to Item 4 of Form 10.

Please refer to the Company’s response filed on May 23, 2025..

Platform Arrangements

15.	Please explain in further detail what you mean by “investment platforms” and “Platform Arrangements.”

Please refer to the Company’s response filed on May 23, 2025.

Net Asset Value – Calculation of NAV

16.	We note you intend to calculate NAV monthly. Please provide us your template for calculating NAV. Please also revise to provide the breakdown of components of NAV, total NAV and NAV per share by class, if applicable. Please also clarify the primary valuation method and key assumptions used for each material asset type.

Please refer to the Company’s response filed on May 23, 2025.

Net Asset Value – Classes of Shares

17.	Please describe each of the classes of shares here.

Please refer to the Company’s response filed on May 23, 2025.

Fiduciary Duties – LLC Agreement Modified Standards

18.	We note your disclosure that your LLC Agreement contains provisions that modify or eliminate duties of or consent to conduct by the board, the manager and its affiliates. Please revise your disclosure to describe the provisions that modify or eliminate duties of or consent to conduct by the board, the manager and its affiliates.

Please refer to the Company’s response filed on May 23, 2025.

Securities and Exchange Commission	-29-	June 3, 2025

Please do not hesitate to call any of Benjamin Wells at (212) 455-2516 or Nicholas Ridley (202) 636-5826 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	ISQ Open Infrastructure Company LLC

Rajib Chanda

Benjamin Wells

Nicholas Ridley